SHARKSTOPPER, INC.
(fka Sharkstopper, LLC)

MANAGEMENT'S SELF CERTIFICATION

I, Brian Wynne, certify that:

(1) the financial statements of SharkStopper, Inc. (fka Sharkstopper, LLC) included in this Form are true and complete in all material respects; and

(2) the tax return information of Sharkstopper, LLC included in this Form reflects accurately the information reported on the tax return for Sharkstopper, LLC filed for the fiscal years ended December 31, 2015 and 2014:

Tax Year	Total Income	Taxable Income	Total Tax
2015	$0	$0	$0
2014	$0	$0	$0

Brian Wynne, Founder and CEO
Huntington Station, New York
June 3, 2016

SHARKSTOPPER, INC.

(fka Sharkstopper, LLC)
Financial Statements (unaudited)
Years Ended December 31, 2015 and 2014

Contents:

SharkStopper, Inc. (fka Sharkstopper, LLC)
Balance Sheets (Unaudited)
December 31, 2015 and 2014

	December 31,	
	2015	2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ -	$ -
Accounts receivable	-	-
Inventory	-	-
Total current assets	-	-
Furniture and equipment, net	-	-
Other long lived assets, net	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ -
Due to shareholder (related party)	3,575	24,834
Current maturities of long-term debt	-	-
Total current liabilities	3,575	24,834
Long-term debt, net of current portion	-	-
Total liabilities	3,575	24,834
Stockholders' equity (deficit):		
Common stock - $.00001 par value, 10,000,000 authorized;		
4,723,722 shares issued and outstanding at December 31, 2015, and	3	1
4,434,500 shares issued and outstanding at December 31, 2014		
Additional paid-in capital	50,560	9,999
Accumulated deficit	(54,138)	(34,834)
Total stockholders' equity (deficit)	(3,575)	(24,834)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ -	$ -

The notes are an integral part of these financial statements.

SharkStopper, Inc. (fka Sharkstopper, LLC)
Statements of Operations (Unaudited)
Years Ended December 31, 2015, 2014

	Year Ended	
	December 31, 2015	December 31, 2014
Revenue	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Expenses:		
Selling and marketing	-	-
Research and development	3,741	3,919
General and administrative	15,563	-
Total expenses	19,304	3,919
Loss from operations	(19,304)	(3,919)
Other income (expense)		
Interest income	-	-
Interest expense	-	-
	-	-
Net Loss	$ (19,304)	$ (3,919)

The notes are an integral part of these financial statements.

- 2 -

SharkStopper, Inc. (fka Sharkstopper, LLC)
Statement of Stockholders' Equity (Deficit) (Unaudited)
Years Ended December 31, 2015, 2014

	Common stock - $.00001 par value				
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2013	4,384,500	$ -	$ -	$ (30,915)	$ (30,915)
Issue common stock for cash	50,000	1	10,000		10,000
Net income				(3,919)	(3,919)
Balance, December 31, 2014	4,434,500	$ 1	$ 10,000	$ (34,834)	$ (24,834)
Issue common stock for cash	172,500	2	24,998		25,000
Issue common stock for services	116,722	1	15,562		15,563
Net income				(19,304)	(19,304)
Balance, December 31, 2015	4,723,722	$ 3	$ 50,560	$ (54,138)	$ (3,575)

The notes are an integral part of these financial statements.

SharkStopper, Inc. (fka Sharkstopper, LLC)
Statements of Cash Flows (Unaudited)
Years Ended December 31, 2015, 2014

	Year Ended	
	December 31, 2015	December 31, 2014
Cash flows from operating activities:		
Net loss	$ (19,304)	$ (3,919)
Adjustments to reconcile net loss to net cash used in operating activities:		
Consulting fees - stock based compensation	15,563	-
Net cash used in operating activities	(3,741)	(3,919)
Cash flows from investing activities:		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Repayment of amount due to shareholder	(21,259)	(6,081)
Proceeds from sale of stock	25,000	10,000
Net cash used in financing activities	3,741	3,919
Net change in cash and cash equivalents	-	-
Cash and cash equivalents - beginning of the period	-	-
Cash and cash equivalents - end of the period	$ -	$ -
Supplemental disclosure of cashflow information:		
Interest paid	$ -	$ -
Income taxes	$ -	$ -

The notes are an integral part of these financial statements.

SharkStopper, Inc. (fka Sharkstopper, LLC)
Notes to the Financial Statements (unaudited)
For the Years Ended December 31, 2015 and 2014

1. GENERAL

Sharkstopper, LLC, a New York limited liability company was formed January 4, 2007. On May 11, 2016 the LLC was dissolved and SharkStopper, Inc., a Delaware C corporation was formed. SharkStopper, Inc. (the Company) researches, designs, tests, and will manufacture and sell acoustical shark repellent products. The financial statements are expressed in US dollars and have been reclassified to reflect the presentation of a C corporation. This reclassification had no effect on the expenses or cash flows of the Company. The Company is not a subsidiary nor does it have any subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are unaudited and have been prepared using accounting principles generally accepted in the United States that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is currently seeking funding in order to finance its business strategy, operations and growth through the issuance of equity, debt, or a combination of the two. The failure to obtain this funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company has never had revenue and is reporting a growing accumulated deficit. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

The Company is a development stage company and during the years ended December 31, 2014 and 2015 there have been no sales and limited operations. In accordance with U.S. general accepted accounting principle ASU 2014-10, the Company is not required to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in a development stage.

Nature of Operations

The principle activities of the Company will be the development, manufacturing and sales of shark repellent products.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through June 3, 2016, which is the date the financial statements were available to be issued.

SharkStopper, Inc. (fka Sharkstopper, LLC)
Notes to the Financial Statements (unaudited)
For the Years Ended December 31, 2015 and 2014

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

The Company expenses research and development costs as incurred.

Income Taxes

Income tax expense includes the current year income tax paid or payable (or refundable), and the change in deferred tax assets and liabilities. A deferred tax asset or liability results from the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when recovered or settled.

In accordance with Accounting Standard ASC 740, uncertain tax positions are recognized if management believes it is more likely than not that a tax position will be sustained based on the merits of the position, presuming the position will be examined by an appropriate tax authority having full knowledge of all relevant information. As of December 31, 2014 and 2015, the Company had no uncertain tax positions that qualify for recognition in the financial statements.

For the periods presented the Company was a pass-through entity and as such no taxes or deferred tax assets or liabilities are reported at the company level.

3. DUE TO SHAREHOLDER

Amounts due do shareholder represent amounts supplied to the company to fund operations since inception. The shareholder is the founder and CEO and is a related party. There are no fixed terms of repayment.

4. SHAREHOLDERS' EQUITY

Common Stock
The Company has authorized 10,000,000 of common stock with a par value of $0.00001. The Company issued 4,384,500 founders shares to the CEO at inception. The Company issued 50,000 shares of its common stock for $10,000 in 2014 and 172,500 shares of its common stock for $25,000 in 2015. There are no other classes of stock authorized by the Company at this time.

The Company has reserved 1,000,000 shares for a stock incentive plan that management plans to establish in the coming months.

SharkStopper, Inc. (fka Sharkstopper, LLC)
Notes to the Financial Statements (unaudited)
For the Years Ended December 31, 2015 and 2014

Preferred Stock

The Company will amend its Certificate of Incorporation in 2016 to authorize two classes of preferred stock, "Flash CF Preferred Stock" and "FlashSeed Preferred Stock," as part of its fundraising efforts. Both will be convertible 1:1 into the Company's common stock and will have the same voting rights as common stock. The FlashSeed preferred stock will also have standard anti-dilution protection.

Equity-Based Payments to Non-Employees

In 2015 the Company issued 116,722 shares valued at $15,563 to individuals in exchange for services provided to the Company. Fair value of these shares is based on the price paid in other equity transactions at arm's length. No equity-based payments were made prior to 2015.

5. CONTINGENCIES

The Company has never been involved in any litigation, there is no pending or threatened litigation of which management is aware, and there are no contingent liabilities of which management is aware.

6. SUBSEQUENT EVENTS

As discussed in note 1, Sharkstopper, LLC, a New York limited liability company was dissolved May 11, 2016 and SharkStopper, Inc., a Delaware C corporation was formed.